EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES ADJOURNMENT AND RESCHEDULING OF SHAREHOLDER MEETING

Shareholder meeting scheduled for 9:00 a.m. Australia Eastern Standard Time on November 14, 2012 has been adjourned and rescheduled for 9:30 a.m. Australia Eastern Standard Time on November 15, 2012

Melbourne, Australia, November 14, 2012 – Australia Acquisition Corp. (“AAC” or the “Company”) (OTCQB: AACPF; AACOW; AACOU) announced today that its shareholder meeting originally scheduled for 9:00 a.m. Australia Eastern Standard Time on November 14, 2012 has been adjourned and rescheduled for 9:30 a.m. Australia Eastern Standard Time on November 15, 2012.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

NO ASSURANCES

There can be no assurances that the proposed transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The references herein to the proposed transaction are qualified in their entirety by reference to the definitive agreements relating to the transaction, copies of which were filed by the Company with the SEC on July 11, 2012 as exhibits to the Company’s Report on Form 6-K.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC’s Ordinary Shares will only be made pursuant to the amended and restated offer to purchase and amended and restated letter of transmittal (in each case, as amended, and collectively, the “Tender Offer Documents”). The Tender Offer Documents contain important information that should be read carefully and considered before any decision is made with respect to the tender offer, as amended (the “Tender Offer”). These materials have been provided free of charge to all holders of AAC’s Ordinary Shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia. Security holders of AAC are urged to read the Tender Offer Documents and the other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the Tender Offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 which was filed with the SEC, and are also contained in the Schedule TO, Amended and Restated Offer to Purchase dated September 11, 2012 and other related documents, and other documents relating to the previously announced transaction.

Contact:

Investor Inquiries

Rob Fink / Todd Fromer

KCSA Strategic Communications

212.896.1206 / 212.896.1215

rfink@kcsa.com / tfromer@kcsa.com